

September 20, 2012

<u>Via E-mail</u>
Mr. Richard T. Marabito
Chief Financial Officer
Olympic Steel, Inc.
5096 Richmond Road
Bedford Heights, Ohio 44146

      Re: Olympic Steel, Inc.
            Form 10-K for the year ended December 31, 2011
            Filed February 23, 2012
            File No. 000-23320

Dear Mr. Marabito:

      We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

                          Sincerely,

                          /s/ Linda Cvrkel

                          Linda Cvrkel
                          Branch Chief